SiZiGi

Supercharging the Job Hunt

Founded: September 2019
Location: San Diego, CA

The all-in-one tool for job seekers to organize their job search, create custom job pitches and monitor how their applications are being viewed.

Recognition:
20+ San Diego Companies to Watch in 2020

Leadership Team



Tony Malz
CEO & Founder

Alex Flores
CMO & Co-Founder

Zachary Schenkler
CTO & Co-Founder

Matt Ferguson
Advisor

Seed Round: $1M

Investment:


15% funded
85% remaining
*$425K pre-seed round funded by Tony Malz

Allocation:


R&D
Sales & Marketing

Return on Investment


One Year
Today
250K+
5K+
$100K+/mo
$10K+/mo
Community
Viewership Analytics
Profile
Analytics Dashboard
Application Tracker
Job Pitch
Content Library
Users
Revenue
Technology

Product Market Fit

	SiZiGi (Founded 2019)	bulb (Founded 2013)	Portfolium (Founded 2014)	LinkedIn (Founded 2002)
Job Search	✓	✓	✓	✓
Public Profile	✓	✓	✓	✓
Content Library	✓	✓		
Job Pitches	✓			
Viewership Alerts	✓			
Analytics Dashboard	✓			
Application Tracker	✓			
DEMOGRAPHIC	Professional/Student	Student	Student	Professional
TARGET BUYER	Professional/Student	Educator	Educator	Company
USERS	5K+	750K+	5M+	700M+

This graph contains forward-looking projections that cannot be guaranteed.

Technology

01 Application Tracking



Every job hunt starts with a job search. Sizigi provides a search engine to look up, filter, and select the careers users are interested in pursuing.

02 Custom Job Pitches



Users can tailor each job pitch to whichever position they're applying for by updating their intro video, relevant skills, and featuring content that properly pertains to each job opening.

03 Actionable Analytics



Sizigi provides straightforward data interpretation that prompts users to perform certain actions that increase their chances of getting hired.

Our partners include job boards, companies, & colleges

TGG, LENSA, UCSD, Qualcomm, Dice, IBM, FAU Florida Atlantic University, GA General Assembly, Project Emerge, UTD, Kung Fu Tea, De Anza College, San Diego State University

